Exhibit 99.1

Form 51-102F3
Material Change Report

1.	Name and Address of Company:

Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation")

300, 440 - 2nd Avenue S.W.

Calgary, Alberta T2P 5E9

2.	Date of Material Change:

February 4, 2014.

3.	News Release:

News releases disclosing the information set forth in this material change report were issued by Advantage and jointly by Longview Oil Corp. ("Longview") and Advantage on February 4, 2014 and disseminated through the facilities of Marketwired and would have been received by the securities commissions where Advantage is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change:

On February 4, 2014, the Corporation entered into an agreement relating to the sale of 21,150,010 common shares of Longview (the "Longview Shares") held by Advantage to a syndicate of underwriters led by RBC Dominion Securities Inc. ("RBC") and FirstEnergy Capital Corp. ("FirstEnergy") and including Scotia Capital Inc., National Bank Financial Inc., CIBC World Markets Ltd., and TD Securities Inc. (collectively, the "Underwriters") at a price of $4.45 per Longview Share for gross proceeds of approximately $94.1 million (the "Offering").

Advantage and Longview announced that they had terminated the Technical Services Agreement ("TSA") that has been in existence since April 2011. In connection with the termination of the TSA, Mr. Craig Blackwood resigned as the Chief Financial Officer of Longview but remains the Vice President, Finance and Chief Financial Officer of Advantage.

The Corporation also announced that it had concluded its strategic review process. The Corporation conducted an extensive and thorough review of the Corporation's alternatives to maximize shareholder value with the help of its external financial advisors, RBC and FirstEnergy.

5.	Full Description of Material Change:
5.1	Full Description of Material Change

The Offering

On February 4, 2014, Advantage and Longview entered into an agreement relating to the sale of 21,150,010 Longview Shares owned by Advantage to the syndicate of Underwriters at a price of $4.45 per Common Share for gross proceeds of approximately $94.1 million. Closing of the Offering is anticipated to be on or about February 26, 2014 and is subject to certain conditions. Upon completion of the Offering, Advantage will cease to be a shareholder of Longview.

Longview will not receive any proceeds from the Offering. All net proceeds of the Offering are expected to be used immediately by Advantage to retire a portion of Advantage's existing bank debt.

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Termination of TSA

With the continued progression of both Advantage's and Longview's business plans, the companies terminated the TSA. In connection with the termination of the TSA, Mr. Craig Blackwood resigned as the Chief Financial Officer of Longview but remains the Vice President, Finance and Chief Financial Officer of Advantage.

The TSA has existed between Advantage and Longview since April 2011 whereby Advantage provided the necessary personnel and technical services to manage Longview's business. Appropriate staffing and systems are now in place to enable both organizations to run independently following termination of the TSA.

Conclusion of Strategic Alternatives Review Process

The Corporation announced that it had concluded its strategic review of available alternatives. The Corporation conducted an extensive and thorough review with the help of its external financial advisors, RBC and FirstEnergy. The strategic review included a broad global marketing effort to solicit interest in a sale of the Corporation or other transactions to maximize value for the shareholders of Advantage. During the process, the Corporation received expressions of interest in respect of a variety of potential transactions. None of the proposals were determined to be in the best interests of the Corporation and did not adequately reflect the intrinsic value of the Corporation based upon its assets, operations and prospects for growth. With the formal conclusion of the strategic alternatives review process, the board of Advantage unanimously supports the Corporation's three year development plan for the Glacier properties which targets strong per share growth in production and cash flow.

This material change report does not constitute an offer to sell or a solicitation of an offer to buy any securities of Longview in any jurisdiction in which such offer, solicitation or sale would be unlawful. These securities have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold in the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws or pursuant to an exemption therefrom.

ADVISORY: This material change report contains forward-looking statements. More particularly, this material change report contains statements concerning the anticipated closing date of the Offering, the anticipated use of the net proceeds of the Offering and the projected results of the Corporation's three year development plan. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the failure to receive all regulatory approvals for the Offering; that the intended use of the net proceeds of the Offering might change if the board of directors of Advantage determines that it would be in the best interests of Advantage to deploy the proceeds for some other purpose; the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities.

With respect to forward-looking statements contained in this material change report, assumptions have been made regarding, but not limited to: receipt of all required regulatory approvals for the Offering; commodity prices and royalty regimes; availability of skilled labour; timing and amount of capital expenditures; future exchange rates; the price of oil and natural gas; the impact of increasing competition; and conditions in general economic and financial markets. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Longview will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

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5.2	Disclosure of Restructuring Transactions

N/A.

6.	Reliance of Material Change on Subsection 7.1(2) of National Instrument 51-102:

N/A.

7.	Omitted Information:

N/A.

8.	Executive Officer:

For further information, contact Mr. Andy Mah, Chief Executive Officer, by telephone at (403) 718-8088.

9.	Date of Report:

February 10, 2014.

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